================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2006

                         Commission File Number 0-18760

                               UNILENS VISION INC.
                 (Translation of Registrant's Name Into English)

                             1780-400 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3A6
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated May 31, 2006.

================================================================================

      UNILENS VISION REPORTS HIGHER SALES, EARNINGS, AND ROYALTY INCOME FOR
                             THIRD QUARTER OF FY2006

           Nine-Month Net Income Increases 30% From Prior-Year Period

    LARGO, Fla., May 31 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported higher sales, earnings, and royalty income for the third quarter and first nine months of FY2006.

    Net sales, excluding royalty income, increased 25% to $1,585,086 for the three months ended March 31, 2006, compared with $1,270,592 for the third quarter of the previous fiscal year. The sales increase was primarily the result of continued growth in sales of the Company's C-Vue multifocal and toric multifocal contact lenses to eye care professionals. Sales associated with the SoftCon EW and Aquaflex brands that the Company acquired from CIBA Vision at the end of February 2005 accounted for approximately 10% of sales during the most recent quarter and 11% of sales for the nine months ended March 31, 2006.

    Royalty income for the quarter ended March 31, 2006 increased 18% to $489,551, compared with $414,207 in the prior-year quarter.

    Net income increased 16% to $314,689, or $0.07 per diluted share, for the quarter ended March 31, 2006, compared with $272,206, or $0.06 per diluted share, in the three months ended March 31, 2005.

    "We are pleased to report another quarter of double-digit percentage growth in sales, earnings and royalty income," stated A. W. Vitale, Chief Executive Officer of Unilens Vision Inc. Based on currently available information, we anticipate record revenue and income before taxes and extraordinary items for the Fiscal Year ending June 30, 2006."

    For the nine months ended March 31, 2006, net sales, excluding royalty income, rose 34% to $4,559,686, versus $3,402,271 in the corresponding period of the previous fiscal year.

    Royalty income for the nine months ended March 31, 2006 increased 26% to $1,463,446, compared with $1,158,424 in the prior-year period.

    The Company's net income increased 30% to $941,564, or $0.21 per diluted share, for the first nine months of FY2006, compared with $722,669, or $0.16 per diluted share, for the comparable nine months of FY2005.

    "Our financial condition at the end of the most recent quarter was the strongest in the Company's history," continued Vitale. "During the past twelve months, we have reduced our total liabilities by 37%, to $755,260, while our shareholders' equity has increased 55% to over $7.3 million.

    About Unilens Vision Inc. - "The Eye Care Professionals Specialty Contact Lens Company"

    Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at http://www.unilens.com . The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" as well as the Canadian TSX Venture Exchange under the symbol "UVI".

    (Note: All financial information in this release is stated in U.S.
Dollars.)

    The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                      For more information, please contact:

            Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

                               UNILENS VISION INC.
                   THIRD QUARTER AND NINE MONTHS - FISCAL 2006
                  CONDENSED CONSOLIDATED FINANCIAL INFORMATION

    (All figures in U.S. Dollars)

    RESULTS OF OPERATIONS

                                        Three            Three             Nine             Nine
                                        Months           Months           Months           Months
                                        Ended            Ended            Ended            Ended
                                      March 31,         March 31,        March 31,        March 31,
                                         2006             2005             2006             2005
                                    --------------   --------------   --------------   --------------
Sales                               $    1,585,086   $    1,270,592   $    4,559,686   $    3,402,271
Cost of sales                              921,906          738,182        2,609,238        2,061,909
                                           663,180          532,410        1,950,448        1,340,362
Expenses                                   647,666          499,598        1,901,474        1,306,028
Income from operations                      15,514           32,812           48,974           34,334
Other items:
Royalty income                             489,551          414,207        1,463,446        1,158,424
Other income
 (expenses)                                    402              601              487           (1,330)
   Interest income
    (expense)                                8,341           (6,830)          14,805          (22,274)
                                           498,294          407,978        1,478,738        1,134,820
Income before tax                          513,808          440,790        1,527,712        1,169,154
Income tax expense                        (199,119)        (168,584)        (586,148)        (446,485)
Net income for the period           $      314,689   $      272,206   $      941,564   $      722,669
Net income per common share:
  Basic                             $         0.07   $         0.06   $         0.22   $         0.17
  Diluted                           $         0.07   $         0.06   $         0.21   $         0.16
CASH FLOWS Provided (used) by:
  Operating activities              $      338,771   $      241,388   $    1,226,532   $      840,544
  Investing activities                     (77,383)         (12,975)        (279,230)         (36,833)
  Financing activities                     130,553         (514,556)         140,678         (924,681)
  Increase (decrease) in cash       $      391,941   $     (286,143)  $    1,087,980   $     (120,970)

BALANCE SHEET
                                   June 30,         March 31,        March 31,
                                     2005             2006             2005
                                --------------   --------------   --------------
Cash                            $      374,302   $    1,456,372   $      350,750
Total assets                         7,316,946        8,066,348        5,922,574
Current liabilities                  1,082,242          755,260        1,202,148
Total liabilities                    1,082,242          755,260        1,202,148
Stockholders' equity            $    6,234,704   $    7,311,088   $    4,720,426

SOURCE  Unilens Vision Inc.
    -0-                             05/31/2006
    /CONTACT: Michael Pecora, CFO, Unilens Corp., USA, +1-727-544-2531/ /Web site: http://www.unilens.com /

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               UNILENS VISION INC.
                                               (Registrant)


Date May 31, 2006                              By     /s/ Alfred W. Vitale
                                                      --------------------------
                                               Name:  Alfred W. Vitale
                                               Title: President